Masco Corporation 17450 College Parkway Livonia, Michigan 48152 313 274 7400

VIA EDGAR

April 11, 2024

Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Stertzel and Hugh West

Re:	Masco Corporation Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 8, 2024 File No. 001-05794

Dear Mr. Stertzel and Mr. West:

Masco Corporation (the “Company”) acknowledges receipt of the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 4, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023. In that letter, the Staff requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension until May 2, 2024 to respond to the Staff’s comments in order to allow the Company to prepare responses to the Staff’s comments and to allow the Company to focus on the preparation of its Form 10-Q for the quarter ended March 31, 2024.

The Company appreciates the Staff’s accommodation for the extension. Please do not hesitate to call me at 313-792-6021 if you have any questions regarding this request for extension.

Very truly yours,

/s/ Richard Westenberg

Richard Westenberg
Vice President, Chief Financial Officer & Treasurer